[This information was placed on the Ameritrade Holding Corporation web site after the earnings announcement for the fiscal quarter ended March 29, 2002]

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

www.amtd.com

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Safe Harbor Statement

 This presentation contains forward-looking statements regarding future events and the future performance of the Company. In particular, any information concerning our future operations and earnings or concerning potential synergies and returns on investment in connection with our merger with Datek Online Holdings Corp. are forward-looking statements. Actual results could differ materially from those described in these forward-looking statements as a result of changes in the economy in general or in the securities industry, our failure to successfully integrate Datek's operations into Ameritrade or to realize expected cost savings from the merger or the incurrence of unanticipated costs and liabilities in connection with the merger. Viewers of this presentation are advised to review our most recent Form 10-K filed with the Securities and Exchange Commission for descriptions of other risks and uncertainties that could cause actual results to differ materially form those described in the forward-looking statements.

 INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Q202 Financial Highlights

Cash from ops. $33M
Cash from ops. $120M over last four quarters
Operating exp. ? $22M or 22%
Operating income $26M vs. $16M
Operating margins 24% vs. 13%
EPS $0.01 vs. ($0.30)
Tangible book value $153M

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Valuation - ROI

Return on Investment to Ameritrade Shareholders

$2.8B / 115%
$2.3B / 77%
$1.5B
$1.0B
$1.3B
$1.3B
30 P/E
20 P/E
– Value Created
– Current Value

Ameritrade

Valuation - ROI

$1.3B

$1.5B

$1.0B

$2.8B / 115%

20 P/E

30 P/E

Return on Investment to Ameritrade Shareholders

Assumes full realization of $100 million in after tax synergies

- Value Created
- Current Value

$2.3B / 77%

$1.3B

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Growth - Accounts

Organic Growth in Online Accounts over last 12 months

21%
19%
10%
10%
0%
Datek
Ameritrade*
Waterhouse
E*Trade
Schwab

Active trader segment is growing

Ameritrade™

Organic Growth in Online Accounts over last 12 months

12 months ending December 2001
Source: Company reports
*Ameritrade data does not include 215,000 accounts acquired from NDB in Sept. 2001

0%

10%

21%

Ameritrade*

Datek

Waterhouse

E*Trade

Schwab

10%

Growth - Accounts

19%

Active trader segment is growing

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Fastest Growing Account Base

Growth in Online Accounts over last 12 months

641,766 / 30%
315,549 / 10%
234,000 / 10%
0%
Ameritrade + Datek
E*Trade
Waterhouse
Schwab

12 months ending December 2001
Source: Company reports

Ameritrade™

Fastest Growing Account Base

Growth in Online Accounts over last 12 months

12 months ending December 2001
Source: Company reports

0%

315,549 / 10%

Ameritrade + Datek

Waterhouse

E*Trade

Schwab

234,000 / 10%

641,766 / 30%

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Growth - Trades

Average online equity trades per account per year

23
12
9
8
8
Datek
Ameritrade
Schwab
Waterhouse
E*Trade

Attracting quality clients

3 months ending December 2001 annualized
Source: Company reports

Ameritrade

Average online equity trades per account per year

3 months ending December 2001 annualized
Source: Company reports

Attracting quality clients

8

9

23

Ameritrade

Datek

Waterhouse

E*Trade

Schwab

8

Growth - Trades

12

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Enterprise Value

Current Cash Flows
+ Tangible value of:
 Growth - Accounts
 Growth - Trades
 Earnings power
 Book value of assets
+ Intangible value of:
 Strategic position
 Brand value
 Products
 Client service
 Technology
 Talent

Enterprise Value

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File Number 0-22163

Integration Team

Integration Team
Technology Task Force
Strategy Team
Project Management
Call Center
Client
Tech.
Prod. & Services
Clearing

Ameritrade

Integration Team Client Tech. Clearing Call Center Prod. & Services Integration Team Technology Task Force Strategy Team Project Management